EXHIBIT (21)

Subsidiaries of Empire

Subsidiary	State of Organization
EDE Holdings, Inc.	Delaware
Empire District Industries, Inc.	Delaware
Fast Freedom, Inc.	Missouri
Conversant, Inc.	Delaware
Mid-America Precision Products, L.L.C.	Missouri
Utility Intelligence, Inc.	Missouri
EDE Property Transfer Corp.	Delaware

108